Wellness Sushi LLC.
Profit and Loss Statement
From January - July 2023

	Jan-July 2023
Sales	776,173
Cost of Good Sold	271,661
Other Income	0
Gross Profit	**504,513**
Salaries and wages	217,328
Marketing/ Advertising	13,752
Office Supplies	3,674
Travel Expenses	5,005
Reparis and maintenance	1,379
Rent	27,968
Utilities	20,488
Electrical Work and Installation	-
Depreciation	11,306
Vehicles	6,318
Insurance	1,857
Attorney's Fees	-
Employees benefit programs	9,534
Other expenses	-
Interest	9,479
Taxes and License	2,175
Total Expense	**330,263**
Net Profit (Net Income)	**174,250**

Wellness Sushi LLC.
Balance Sheet
As of 31st July, 2023

	Jan-July 2023
Assets	
Cash and Equivalent	11,097
Account Receivable	4,095
Inventory	17,250
Total Current Assets	**32,442**
Equipments, Furnitures and Fixtures	180,900
Depreciation	11,306
Total Fixed Assets	**169,594**
Total Assets	**202,036**
Liabilities and Owner's Equity	
Account Payable	1,987
Loans	99,114
Total Current Liabilities	
Retained Earnings	50,935
Owner's Equity	50,000
Total Liabilities and Owner's Equity	**202,036**

Wellness Sushi LLC.
Statement of Cash Flow
From January- July 2023

	Jan-July 2023
Cash Flow from Operating	
Net Income	174,250
Change in Inventory	(2,015)
Change in Account Receivable	1,641
Change in Account Payable	(922)
Total Cash Flow from Operating	**172,954**
Change in Equipments, Fixtures & Furniture	(17,352)
Total Cash Flow from Investing	**(17,352)**
Member Distributions	(123,315)
Loan Received	-
Loan Payment	(34,906)
change in Owner's Equity	-
Total Cash Flow from Financing	**(158,221)**
Net Change in Cash Balance	**(2,619)**
Cash at the Beginning of the year	13,716
Cash at the End of Year	**11,097**